DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

February 15, 2007

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-15-2007

Re: Visteon Corporation
Incoming letter dated January 16, 2007

Dear Mr. Ziparo:

This is in response to your letter dated January 16, 2007 concerning the shareholder proposal submitted to Visteon by Jack E. Leeds. We also have received a letter on the proponent's behalf dated January 24, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

da

Peter M. Ziparo
Assistant General Counsel, Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

January 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2007 Visteon Corporation Proxy Statement
Stockholder Proposal from Mr. John Chevedden
Rule 14a-8(i)(10) – Substantially Implemented

Ladies and Gentlemen:

We have received from John Chevedden (acting on behalf of Jack E. Leeds) a shareholder proposal (the "Proposal") for inclusion in the proxy materials for our 2007 Annual Meeting of Stockholders anticipated to take place on or about May 16, 2007 ("2007 Annual Meeting") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal requests that our Board of Directors "take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director."

As more fully discussed below, the board has determined that it will submit a binding proposal to Visteon's stockholders to amend our amended and restated certificate of incorporation which, if approved by the requisite vote of stockholders at the 2007 Annual Meeting, will effectively provide that the term of office of each director elected on or after the effective date of the amendment will expire at the next annual meeting of shareholders. In view of the foregoing and a long line of no action letters issued by the Staff of the Commission concluding that our actions substantially implement the Proposal, we have asked Mr. Chevedden to withdraw his Proposal. But he has not done so.

Consequently, we ask that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's Proposal from our proxy materials as having been already substantially implemented.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

Background

Our Board of Directors currently is divided into three classes with one-third of the authorized number of directors (or as close an approximation as possible) elected at each annual meeting of stockholders to serve for terms of three years. The board classification provisions are contained in our Amended and Restated Certificate of Incorporation (the "Certificate").

The Proposal seeks the declassification of Visteon's Board of Directors. The full text of the Proposal and related supporting statement as submitted to us are attached as Exhibit A. The Proposal provides, in relevant part:

> RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.
>
> This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

Our Board of Directors has considered Mr. Chevedden's Proposal and, upon the recommendation of its Corporate Governance and Nominating Committee, has determined to implement the Proposal to the fullest extent permitted by the Delaware General Corporation Law by which Visteon is governed and its existing Certificate. Under the Delaware General Corporation Law, the classified board provisions of our Certificate may not be amended without the approval of the holders of at least a majority of our outstanding shares. In addition, board declassification does not itself shorten the term of office of incumbent directors.

Accordingly, the Board of Directors has decided to declassify the board by making an appropriate amendment to its Certificate and will direct that the amendment be submitted to shareholders for approval at the 2007 Annual Meeting together with the board's recommendation that shareholders vote to approve the amendment.

In view of these actions to implement board declassification, we have e-mailed Mr. Chevedden requesting that he withdraw his Proposal. But Mr. Chevedden has not withdrawn his Proposal. A copy of our correspondence with Mr. Chevedden is enclosed as Exhibit B.

The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Our Board of Directors has determined to implement the Proposal to the fullest extent permitted by the Delaware General Corporation Law by which Visteon is governed and the Certificate. Under the Delaware General Corporation Law, the classified board provisions of our Certificate may not be amended without the approval of the holders of at least a majority of our outstanding shares. Accordingly, the Board of Directors will direct that an amendment of our Certificate to declassify the Board be submitted to stockholders for approval at the 2007 Annual Meeting together with the board's recommendation that shareholders vote to approve the amendment. Further, approval of the declassification proposal in itself cannot shorten the terms of any incumbent directors, who by the terms of the Certificate as currently in effect, can only be removed "for cause."

The Staff of the Commission on several occasions has considered whether a shareholder proposal for board declassification that may be implemented only with shareholder approval of a charter or bylaw amendment is substantially implemented by submitting an appropriate declassification amendment to a shareholder vote. In many of these instances the proposal, as here, has been submitted by Mr. Chevedden and is substantially identical to the Proposal that Mr. Chevedden has submitted to us.

In every instance of which we are aware, the Staff has concluded that board action directing the submission of an appropriate declassification amendment for shareholder approval substantially implements the shareholder proposal and permits it to be excluded from proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934. See, for example, *Sempra Energy* (January 27, 2006) (Chevedden proposal excluded by phased-in declassification); *Northrop Grumman Corporation* (March 22, 2005) (Chevedden proposal excluded by phased-in declassification); *Sabre Holdings Corporation* (March 2, 2005) (Chevedden proposal); *The Goodyear Tire & Rubber Company* (February 18, 2005) (Chevedden proposal excluded even though the board would remain neutral with respect to shareholder approval); *Raytheon Company* (February 11, 2005) (Chevedden proposal); *Honeywell International Inc.* (January 31, 2005) (Chevedden proposal); *SBC Communications Inc.* (January 9, 2004); *Electronic Data Systems Corporation* (January 24, 2005)(Chevedden proposal); *Xcel Energy Inc.* (February 4, 2004); *KeyCorp* (March 13, 2002) (excluded even though the board would recommend against shareholder approval).

The Staff's concurrence just last year in the exclusion of the declassification proposal in *Sempra Energy* (January 27, 2006) is particularly instructive since it involves a proponent, a proposal and a company response substantively identical to that presented here.

In *Sempra Energy,* as here, the company received a proposal from John Chevedden calling for board declassification. In *Sempra Energy,* as here, the proposal provided: "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director." In *Sempra Energy,* as here, the board determined to recommend and solicit shareholder approval of a charter amendment to declassify the board at the next annual meeting of shareholders. In *Sempra Energy,* as here, the declassification amendment will not itself shorten the terms of office of incumbent directors and annual elections would phase in as the multi-year terms of incumbent directors expire. And in *Sempra Energy,* the Staff concurred in the company's exclusion of the proposal from its proxy materials as having been substantially implemented. The only discernible difference between Visteon and *Sempra Energy* is Mr. Chevedden's statement in his Proposal to us that the Proposal include transition to annual elections "in one election cycle unless it is absolutely impossible" and "to transition solely through direct action of our board if feasible." But, under the Delaware General Corporation Law by which Visteon is governed, transitioning to a declassified board in one election cycle is neither feasible nor possible. According to the Certificate as currently in effect, the Board of Directors is not empowered to remove any incumbent directors, which can only be done "for cause" accompanied by the approval of the holders of at least a majority of our outstanding shares.

Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." Visteon not only has substantially implemented Mr. Chevedden's Proposal, it has completely implemented the Proposal to the fullest extent permitted by the Delaware General Corporation Law by which it is governed and the Certificate. In the words of Mr. Chevedden's Proposal, the board has "taken the necessary steps, in the most expeditious manner possible, to adopt annual election of each director."

Accordingly, we properly may exclude and intend to exclude Mr. Chevedden's Proposal from our proxy materials as permitted by Rule 14a-8(i)(10).

* * * * *

We ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's Proposal from our proxy materials. If the Staff disagrees with our conclusion that the Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2007 Annual

Meeting with the Commission. We are also enclosing six copies of this letter and its exhibits and an additional copy of the letter and its exhibits is concurrently being sent to Messrs. Chevedden and Leeds.

If you have any questions regarding this matter or if I can be of any help to you in any way, please feel free to contact me.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Mr. John Chevedden
Mr. Jack E. Leeds

Jack E. Leeds
44930 Dunbarton Drive
Novi, MI 48375

Mr. Michael F. Johnston
Chairman
Visteon Corporation (VC)
One Village Center Drive
Van Buren Township, MI 48111
PH: 313 755-2800

Rule 14a-8 Proposal

Dear Mr. Johnston,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p (at) earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Jack E Leeds

Jack E. Leeds

11-13-06

cc: Heidi Sepanik
Corporate Secretary
T: 734 710-4672
F: 734 736-5560
FX: 313-755-2702
FX: 313 755-7983
FX 313-755-2342
FX: 734-736-5540

[Rule 14a-8 Proposal, November 25, 2006]

3 – Elect Each Director Annually

RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

This topic won our 85%-support and 84%-support at our 2005 and 2006 annual meetings. The Council of Institutional Investors www.cii.org formally recommends adoption of shareholder proposals without stalling for a third 84% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
"In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm rated our company
  - "Very High Concern" in Accounting.
  - "High Concern" in executive pay.
- The Corporate Library said increased concerns about Visteon pay practices, combined with our board's inability to comply with Sarbanes-Oxley Section 404, have resulted in our lowering the Visteon rating to a D.

- Our directors can be elected for 3-year terms with a single yes-vote from our 120 million shares under our obsolete plurality voting.
- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.

- Our directors also served on 7 boards rated D by the Corporate Library:

1) Mr. Gray	JPMorgan (JPM)	D-rated
	Pfizer (PFE)	D-rated
2) Ms. Higgins	Delta Air Lines	D-rated
	Barnes & Noble (BKS)	D-rated
3) Mr. Woodrow	Delta Air Lines	D-rated
4) Mr. Krapek	Delta Air Lines	D-rated
	Lucent (LU)	D-rated

Thus three of our directors also served at bankrupt Delta Air Lines. Plus Mr. Gray was designated as an "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that accelerated stock option vesting just prior to implementation of FAS 123R in order to avoid recognizing the related expense.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Elect Each Director Annually
Yes on 3

Notes:
Jack E. Leeds, 44930 Dunbarton Drive, Novi, MI 48375 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Visteon®

John Donofrio
Senior Vice President and General Counsel

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111 USA

See the possibilities®

December 22, 2006

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal to Declassify Board

Dear Mr. Chevedden:

Visteon Corporation received your shareholder proposal submitted for inclusion in the 2007 proxy statement. After careful consideration and upon the recommendation of the Corporate Governance and Nominating Committee, the Visteon Board of Directors has decided to begin the process to declassify the Visteon board. At the next annual meeting of stockholders, we plan to submit amendments to the Company's Amended and Restated Certificate of Incorporation ("Certificate") for a shareholder vote. If amended, the Certificate will provide that beginning at the 2007 annual meeting, as directors' current terms expire they will stand for election each year. Thus, by the 2009 annual meeting, all directors would be elected annually for a term expiring at the next annual meeting or until their successors are elected or qualified

We believe that Visteon's plan as outlined above will satisfy your proposal to the extent permissible by Delaware law and our Certificate. Therefore, we respectfully request that you withdraw your proposal. Please notify us as soon as possible if you intend to withdraw your proposal otherwise we will take action to exclude your proposal from our 2007 proxy materials.

Sincerely,

John Donofrio

cc: Corporate Governance & Nominating Committee
M. F. Johnston

From: J [olmsted7p@earthlink.net]
Sent: Friday, December 22, 2006 5:07 PM
To: John Donofrio
Cc: Sepanik, Heidi (H.A.)
Subject: (VC) Shareholder Proposal to Declassify Board

scan.pdf (41 KB)

Mr. Donofrio,
Thank you for the information on the upcoming declassification of the Visteon board. I will respond in further detail. For now is this public information. Sincerely, John Chevedden

From: Donofrio, John (J.)
Sent: Tuesday, December 26, 2006 1:06 PM
To: 'J'
Cc: Sepanik, Heidi (H.A.)
Subject: RE: (VC) Shareholder Proposal to Declassify Board

Thank you for your response. This information is not public at this time. We'll look forward to hearing back from you in due course.

John Donofrio

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, December 22, 2006 5:07 PM
To: John Donofrio
Cc: Sepanik, Heidi (H.A.)
Subject: (VC) Shareholder Proposal to Declassify Board

Mr. Donofrio,
Thank you for the information on the upcoming declassification of the Visteon board. I will respond in further detail. For now is this public information. Sincerely, John Chevedden

From: Donofrio, John (J.)
Sent: Tuesday, January 02, 2007 12:31 PM
To: 'J'
Subject: RE: (VC) Shareholder Proposal to Declassify Board

Thank you for your note Mr. Chevedden.

The terms of office of incumbent directors may be shortened by the company only if they are removed for cause and such removal is affirmatively approved by a majority of the outstanding shares. Also, in the first year of implementation, six of the current nine directors would be scheduled to stand for reelection - representing two-thirds of the entire board. Thus, transitioning to annual election of each director in one election cycle is impractical and unnecessary.

John Donofrio

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 02, 2007 1:01 AM
To: John Donofrio
Cc: Sepanik, Heidi (H.A.)
Subject: (VC) Shareholder Proposal to Declassify Board

Mr. Donofrio,
Is there any chance that the company would transition to annual election of each director in one election cycle. Thank you. Sincerely, John Chevedden

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 03, 2007 12:41 AM
To: Donofrio, John (J.)
Subject: (VC) Shareholder Proposal to Declassify Board

Mr. Donofrio,
This topic won 85%-support and 84%-support at the 2005 and 2006 annual meetings and can be adopted in one election cycle. Please advise when the company will make a public announcement. Sincerely, John Chevedden

[redacted]

From: CFLETTERS
Sent: Thursday, January 25, 2007 9:06 AM
To: [redacted]
Cc:
Subject: FW: Visteon Corporation (VC) Shareholder Position on Company No-Action Request (Jack Leeds)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 24, 2007 10:20 PM
To: CFLETTERS
Cc: Peter Ziparo
Subject: Visteon Corporation (VC) Shareholder Position on Company No-Action Request (Jack Leeds)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Visteon Corporation (VC)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Annual Election of Each Director Jack Leeds

Ladies and Gentlemen:

This is an initial response to the company January 16, 2007 no action request.

Clearly the text of the rule 14a-8 proposal does not request a 2-1/2 year plan to implement annual election of each director. The explicit words are, ³complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible.²

This is the proposal statement:
³3 Elect Each Director Annually
³RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board¹s power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

³This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.²

The company fails to cite any other rule 14a-8 proposal topic that has ever been allowed to take 2-1/2 years to complete. For instance has a company ever received credit for substantial implementation of a rule 14a-8 proposal calling for director election by a majority vote by taking 2-1/2 years to transition. Why should annual election of each director be the only topic allowed a 2-1/2 year span to adopt.

The company fails to cite any rule 14a-8 proposal on this topic that was excluded that had the mandatory text "complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible."

The company essentially claims that it substantially implements the rule 14a-8 proposal by missing the target date for implementation by two-years. This would be similar to Visteon delivering 2005 model-year parts to the 2007 Ford assembly line a two-year miss. Clearly the text of the proposal does not request a transition to annual election of each director by 2009.

If this proposal is excluded shareholders will have no way to register their support for a one-year transition at the 2007 annual meeting as they did in 2005 and 2006. This is particularly important because shareholders gave 84%-plus support for a one-year transition in both 2005 and 2006. And the company apparently wants to silence shareholders at the 2007 annual meeting in their overwhelming support for a one-year transition.

The supporting statement of this proposal states: "This topic won our 85%-support and 84%-support at our 2005 and 2006 annual meetings." After the 84%-plus votes in 2005 and 2006 the company has the audacity to request the opportunity to stall until 2009 to complete adoption of this proposal.

The company cites Sempra Energy (January 27, 2006), yet does not acknowledge the shareholder text in Sempra Energy that contradicts the Visteon and Sempra claim that it is impossible to completely declassify the board at one annual meeting:

Directors can resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

The company does not argue that it is impermissible for its directors to resign or for a number of directors to resign at the same time. Nor does the company claim that it has the power to force one director or a number of directors to serve out their terms. Nor does the company claim that it can prevent a number of directors from giving advance notice of their resignation.

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com
[End of text from Sempra Energy]

For the above reasons it is respectfully requested that concurrence not be granted to the company for its year 2009-effectiviy proposal when the shareholder proposal calls for 2007 implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Jack Leeds
Peter Ziparo <paiparo@visteon.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated January 16, 2007

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt the annual election of each director.

There appears to be some basis for your view that Visteon may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Visteon must receive shareholder approval in order to provide for the annual election of directors and that Visteon will provide shareholders at Visteon's 2007 Annual Meeting with an opportunity to approve an amendment to its certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Visteon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

END